AFRIORE LIMITED

41 Roebuck St
Bridgetown, Barbados

Tel: 212-386-5496
Fax: 212-386-5425
Toll: 800-364-1782

Email: info@afriore.com
Web site: www.afriore.com

April 10, 2003

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5 Street, N.W., Room 3094 (3-6)
Washington, D.C, USA - 20549


03050099

Attention: Office of Applications & Report Services

Dear Sirs:

Re: Exemption No. 82-4514

Dear Sirs:

Please find attached a copy of a Form 27 (Material Change Report) with respect to a Press Release issued on April 4th, 2003 for your public files.

If you have any questions with regard to the foregoing, please do not hesitate to contact the undersigned.

Yours truly,

AFRIORE LIMITED

Per: George A. Duguay

GAD/cd

Encl.

FORM 27
Securities Act (Ontario)

MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT

Item 1. **Reporting Issuer**

AFRIORE LIMITED, 41 Roebuck Street, Bridgetown, Barbados.

Item 2. **Date of Material Change**

April 4th, 2003.

Item 3. **Press Release**

The Press Release was sent on April 4th, 2003 through CCNMatthews – Toronto, Ontario.

Item 4. **Summary of Material Change**

The Corporation issued a Press Release hereto attached.

Item 5. **Full Description of Material Change**

The Corporation issued a Press Release hereto attached.

Item 6. **Reliance on Section 75(3) of the Act**

The report is not being filed on a confidential basis.

Item 7. **Omitted Information**

No information has been omitted in respect to the material change.

Item 8. **Senior Officer**

Mr. G. Michael van Aswegen, President, 011-2711-803-5909.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, this 7th day of April, 2003.

AFRIORE LIMITED

Per: 

Warren Newfield, Director

E:\afriore\f27-Ap03.pdf



41 Roebuck St
Bridgetown, Barbados

Tel: 212-386-5496
Fax: 212-386-5425
Toll: 800-364-1782

Email: info@afriore.com
Web site: www.afriore.com

PRESS RELEASE

AFRIORE COMPLETES $1.5-MILLION FINANCING

For Immediate Release: April 4, 2003

Bridgetown, Barbados (April 4, 2003) – AfriOre Limited (TSX: AFO) is pleased to announce that it has raised CDN$1.5 million in a private financing. The proceeds will be used for funding AfriOre's working capital requirements and to advance the Company's gold explorative initiatives, particularly those in Mali and Kenya.

The financing is for 1,500 units at $1,000.00 per unit. Each unit consists of one $1,000.00 principal amount secured debenture and 1,000 common share purchase warrants. The debenture has a term of 18-months. Interest on the debenture is 10% per annum, payable semi-annually in common shares based on a price per share equal to the greater of $0.55 and the weighted average trading price per share for the 20 consecutive trading days ending on the third trading day prior to the date on which interest is payable less the maximum applicable discount permitted by the TSX. Each warrant entitles the holder to purchase one common share at an exercise price of $0.55 for a period of 24 months.

AfriOre plans to repay the debenture using cashflow from its coal operations.

AfriOre is listed in Standard & Poor's Corporation Records SEC 12g 3-2(b) exemption 82-4514.

For further information, please contact:

Paul Parisotto — Tel: 416-369-9333 — Fax: 416-628-5413
Email: info@afriore.com — Web site: www.afriore.com

Marie LeFrancois — Tel: 416-361-9636 — Fax: 416-361-0330
Tau Capital Corp. — Email: marie@taucapital.com

-30-

This document may contain or refer to forward looking information, including reserve and resource estimates, estimates of future production, exploration and mine development, unit costs, costs of capital projects and timing of commencement of operations and estimates of market conditions, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. Readers should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date hereof and we assume no responsibility to update them or revise them to reflect new events or circumstances.